Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2009

Prepared as at February 22, 2010

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	8
Working capital	8
Key contractual obligations	8
Off balance sheet arrangements	9

Transactions with related parties	9

Financial and derivative instruments	9

Critical accounting estimates	9

Evaluation of disclosure controls and procedures	10

Outlook	10
Current outlook	10

Public securities filing	10

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and six months ended December 31, 2009 should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended December 31, 2009 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2009. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at February 22, 2010. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest a portion of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in the first six months of fiscal 2010.  The Company continues to review different investment opportunities both inside and outside of the film industry.

The following table summarizes financial information for the 2nd quarter of fiscal 2010 and the preceding seven quarters:

Fiscal year	2010		2009				2008
Quarters ended	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008

Total Revenue	-	-	(325)	139	1,606	3,481	3,909	8,156

Income (Loss) from continuing operations	(38,827)	(57,913)	(1,088,443)	37,632	142,255	(7,703)	(187,361)	22,776

Net loss per share - basic and diluted	0.00	0.00	(0.08)	0.00	0.01	0.00	(0.01)	0.00

During the quarter ended December 31, 2009, losses were reduced from the quarter ended September 30, 2009 due primarily to a reduction in foreign exchange losses.  In the first quarter, there was a foreign exchange loss of approximately $31,000 as the Canadian dollar lost 8% of its value compared to the US dollar.  In the second quarter of fiscal 2010, the foreign exchange loss was reduced to approximately $7,000 as the Canadian dollar only lost 2% of its value compared to the US dollar.

Number of Common Shares and Warrants

These are as follows on December 31, 2009 and February 26, 2010, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in november 2004	3,500,000	$0.01	November 30, 2010

Warrants issued in April 2006	1,193,600	$0.01	November 30, 2010

Warrants issued in June 2006	1,500,000	$0.01	November 30, 2010

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2009.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.
Risks and uncertainties include, but are not limited to:

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal year 2009. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the second quarter of fiscal 2010.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the first six month of 2010.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2008
Income	$-	$-	$1,606	$5,087
Recovery (Expenses)	(38,827)	(96,740)	140,649	129,465
Net income (loss) for period	(38,827)	(96,740)	142,255	134,552
Deficit at end of period	(7,906,862)		(6,759,310)

Overview

The following were the key events in the three and six month periods ended December 31, 2009 –

The Company entered into a new directors and officers policy which extended to June, 2010.

The following were the key events in the three and six month periods ended December 31, 2008 –

(a)	The Company received approximately $21,000 from the distribution of King of Sorrow.

(b)	In November 2008, management received board approval to invest some of its excess cash in exchange traded instruments.

(c)	The Company showed a profit in the second quarter of fiscal 2009 due to a positive foreign exchange impact on its US dollar denominated assets as the Canadian dollar weakened against the US dollar.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the three and six months ended December 31, 2009 to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2008

Consulting expenses	$15,000	$30,000	$15,000	$63,581
Office and general	11,078	22,088	10,222	20,428
Shareholder information	5,097	5,969	6,346	7,966
Professional fees	657	657	9,597	12,201
Bank charges and interest	182	754	416	724
Foreign exchange loss (gain)	6,813	37,272	(182,230)	(234,365)
	$38,827	$96,740	$(140,649)	$(129,465)

Consulting Expenses

Consulting expenses for the three and six months ended December 31, 2009 of $15,000 and $30,000 respectively include fees paid to the Chief Financial Officer.

In the three and six months ended December 31, 2008, the consulting fees of $15,000 and $63,581 respectively are comprised of cash fees and stock compensation expense.  The cash compensation is $30,000 paid to the Chief Financial Officer, and the balance of $33,581 is stock based compensation related to 3.9 million stock options granted on July 22, 2008 to the Chief Executive Officer.  The Company used this method of payment mainly to conserve its cash flow for business investments purposes.

Office and general

These costs include insurance, telephone, and other general and administration costs.

Insurance costs for the three months ended December 31, 2009 of approximately $11,000 (six months ended December 31, 2008 - $22,000) relate to a directors and officers insurance policy entered into during June 2009 for a twelve month period of time.  An expense of $10,000 and $20,000 was incurred in the three and six month period ended December 31, 2008, respectively for a similar policy.

Miscellaneous costs include the costs of various travel, courier, etc. not categorized elsewhere in the financial statements.

Shareholder Information

Shareholder information costs in the three and six months ended December 31, 2009 and 2008 comprised transfer agent fees and regulatory and related filing fees.

Professional fees

Professional fees in the three and six months ended December 31, 2009 were $657 related to legal fees for general corporate purposes.  Professional fees in the three and six months ended December 31, 2008 were $9,000 and $12,000 respectively related to legal fees for reviewing the Company’s public filings and general corporate purposes.

Foreign exchange loss (gain)

Exchange gain for the three and six months ended December 31, 2009 related entirely to the translation of US dollar balances and transactions into Canadian dollars at December 31, 2009 compared to the exchange rate used at June 30, 2009 and September 30, 2009 as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

For the three and six months ended December 31, 2008 there was a $182,000 and an $52,000 foreign exchange gain respectively due to movements of the Canadian and US dollar in the period, again primarily on its excess cash balances held in a US dollar account.

Liquidity and Capital Resources

Working Capital

As at December 31, 2009, the Company had a net working capital position of $222,435 compared to a working capital position of $261,262 as at September 30, 2009 and $319,175 as of June 30, 2009.   Cash on hand as at December 31, 2009 was $224,928 compared to $323,688 as at September 30, 2009 and $398,408 in cash as at June 30, 2009.

The working capital position has decreased by approximately $398,000 on a quarter over quarter basis primarily due to the loss the Company incurred during the quarter.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended December 31, 2009.

Off balance sheet arrangements

At December 31, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2009 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
 Consulting fees in the three month period ended December 31, 2009 include $15,000 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2008 - $15,000 to the Chief Financial Officer).  Consulting fees in the six month period ended December 31, 2009 include $30,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2008 - $30,000 to the Chief Financial Officer and $33,581 of stock compensation expenses relating to the issuance of stock options to the Chief Executive Officer as described in Note 5 to the financial statements).

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at September 30, 2009.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended December 31, 2009 and 2008, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2009. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2009.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $225,000 million in cash with no significant debts. It has the backing of shareholders with considerable financial strength.  These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com